UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A-1

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Marker Therapeutics, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

57055L 107
(CUSIP Number)

Ann Leen 3200 Southwest Freeway, Suite 2500 Houston, Texas (713) 400-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 16, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	57055L 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ann Leen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,415,842*
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,415,842*
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,415,842*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.89%**
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*Includes warrants to acquire 722,783 shares of Issuer’s common stock.

**Such percentage was calculated based upon an aggregate of 83,736,712 Issuer shares of common stock outstanding, consisting of (i) 50,731,072 Issuer shares of common stock outstanding as of March 1, 2021 as represented by the Issuer’s Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 9, 2021, (ii) 28,572,000 shares of common stock sold in an underwritten public offering as represented by the Issuer’s Report on Form 8-K filed with the SEC on March 16, 2021, (iii) 3,710,857 shares issued pursuant to the partial exercise by the underwriter of its over-allotment option as represented by the Issuer’s Report on Form 8-K filed with the SEC on March 16, 2021, and (iv) 722,783 shares of common stock able to be acquired by the Reporting Person upon exercise of warrants held by the Reporting Person.

CUSIP No.   57055L 107

Introductory Note

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D originally filed on February 14, 2019.  Except as otherwise specified in this Amendment No. 1, all previous Items are unchanged. Defined terms used herein but not otherwise defined have the meanings set forth in the Schedule 13D.

This Amendment No. 1 is being filed to report a decrease in the Reporting Person’s beneficial ownership in the Company (i) primarily due to an increase in the Company’s issued and outstanding shares resulting from the Company’s consummation of a public offering on March 16, 2021 pursuant to which an aggregate of 32,282,857 shares of common stock were issued, and (ii) resulting from the sale of 300,000 shares of common stock by the Reporting Person on March 22, 2021.

Amendment No. 1 represents the final amendment to Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Marker Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3200 Southwest Freeway, Suite 2500, Houston, Texas.

Item 2.	Identity and Background

(a)	This Schedule is being filed by Ann Leen, an individual.

(b)	The Reporting Person’s business address is One Baylor Plaza BCM 210-600D Houston, Texas, 77030.

(c)	The Reporting Person is employed by Baylor College of Medicine.

(d)	The Reporting Person has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Ireland.

Item 4.	Purpose of Transaction

The Reporting Person has no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraph (a) through (j) of Item 4 of Schedule 13D. The Reporting Person sold an aggregate 300,000 shares of the Issuer’s common stock in open market transactions on March 22, 2021. Full information regarding the number of shares sold at separate prices can be furnished to the SEC staff upon request. The Reporting Person has no specific plans or proposals to dispose of any specific number of shares of Common Stock or at any specific prices and the Reporting Person reserves the right to change such current intentions at any time.

CUSIP No.   57055L 107

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 2,415,842 shares of Common Stock (including 722,783 shares issuable upon the exercise of warrants), which comprises 2.89% of the Common Stock of the Issuer. As of, March 16, 2021, there were 83,013,929 shares of Common Stock of the Issuer issued and outstanding as consisting of (i) 50,731,072 Issuer shares of common stock outstanding as of March 1, 2021 as represented by the Issuer’s Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 9, 2021, (ii) 28,572,000 shares of common stock sold in an underwritten public offering as represented by the Issuer’s Report on Form 8-K filed with the SEC on March 16, 2021, and (iii) 3,710,857 shares issued to the underwriter in a partial exercise of its over-allotment option as represented by the Issuer’s Report on Form 8-K filed with the SEC on March 16, 2021.

(b)	The Reporting Person has the sole power to vote the shares beneficially owned.

(c)	There have been no reportable transactions with respect to the Issuer’s Common Stock within the last 60 days by the Reporting Person other than as described in this Statement on Schedule 13D.

(d)	Only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this statement.

(e)	On March 16, 2021, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Issuer’s Common Stock.

CUSIP No.   57055L 107

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2021
Dated

/s/Ann Leen
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).